Mail Stop 3561

September 30, 2005

Howard Kaminsky
Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Drive
La Canada, CA 91011

> **RE: Sport Chalet, Inc. Employee Retirement Savings Plan**
> **Item 4.01 Form 8-K filed September 23, 2005**
> **File No. 0-20736**

Dear Mr. Kaminsky:

We have reviewed your filing related to the Savings Plan noted above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise the first paragraph of your disclosure to state the date of notification. You may want to disclose both the date of the former auditor's letter and the date you were notified, if different. This should be the date through which there were no disagreements. For example, in the third paragraph you state that there were no disagreements through the date of notification; however, you have not disclosed this date. Please revise to do so.

2. You have dated the filing September 20, 2005; however, this does not appear to be the proper date since the former auditor's letter was dated September 13, 2005. Please revise to use the September 13, 2005 date in the EDGAR header related to the revised filing or advise why this is not the proper date.

   As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may want to consider filing a new Form 8-K with the proper date rather than amending the existing filing. Please furnish a cover letter with your revisions and file the cover letter as correspondence on our EDGAR system.   Any questions regarding the above should be directed to Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

   Sincerely,

   Michael Moran
   Branch Chief